Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Cary Grossman
Chief Financial Officer
713-827-2104
cgrossman@gentium.it

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
Kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

GENTIUM TO PRESENT AT ANGIOGENISIS IN CANCER AND
VASCULAR DISEASE CONGRESS

Defibrotide Has Anti-Angiogenic Properties In Vitro And In Vivo

Villa Guardia (Como), Italy (February 02, 2006) - Gentium S.p.A. (AMEX: GNT) (the “Company”) today reported that on February 7, 2006, Guenther Eissner, Chief of Biology Research for Gentium, will present a poster entitled, “Defibrotide, an endothelium stabilizing drug, has anti-angiogenic properties in vitro and in vivo,” at the Angiogenesis in Cancer and Vascular Disease Congress being held in Miami, Florida from February 4-8, 2006.

The anti-angiogenic potential of Defibrotide was tested in-vitro using the sprouting of cells from the rat aortic ring in Matrigel™ and a kit with human microvascular endothelial cells forming vessel-like structures across a layer of dermal fibroblasts (AngioKit™). The in-vivo testing of Debrotide was performed in mice injected with human gastric cancer.

The results show that daily application of Defibrotide almost quantitatively blocks sprouting in the aortic ring assay at concentrations corresponding to pharmacologic Defibrotide blood levels. Similarly, the second in-vitro assay (AngioKit™) demonstrates that Defibrotide reduces vessel formation of human microvascular endothelial cells across a barrier of dermal fibroblasts. In-vivo tumor angiogenesis in a human gastric cancer grown in nude mice was attenuated on day 5 by Defibrotide. Initial Western blotting results show that Defibrotide reduces phosphorylation-activation of p70S6 kinase, which is a key target in the P13K/Akt/mTOR signaling pathway linked to endothelial cell and pericyte proliferation and activation.

Dr. Eissner concluded, “Our data suggest that while Defibrotide is known for its endothelium-protecting function, it also inhibits tumor blood vessel formation and thus should be considered for further testing as an anti-cancer agent, either alone or in combination with other drugs.”

Commenting on the presentation of this data, Dr. Laura Ferro, chairman and chief executive officer of Gentium, stated, “We are pleased to present the work of Dr. Eissner and his colleagues as it expands our knowledge of Defibrotide’s possible pharmacodynamic actions, thereby elucidating the potential therapeutic benefits that might be tested in a variety of cancer and vascular indications.

“These findings expand our understanding of the possible utility of Defibrotide as an anti-tumor agent. Earlier preclinical studies conducted at the Jerome Lipper Multiple Myeloma Center at Harvard University’s Dana Farber Cancer Institute which were very promising and suggested that Defibrotide sensitizes Multiple Myeloma (MM) cells to anti-MM agents in the bone marrow by preventing the molecular cascade of events triggered by MM-bone marrow stromal cells contact. This pre-clinical study provided the framework for an independent, multi-center Phase I/II clinical trial of Defibrotide in the treatment of Multiple Myeloma that is currently underway in Italy.”

Defibrotide to Treat Severe VOD

The Company is awaiting Institutional Review Board approval for its pivotal U.S. Phase III trial of Defibrotide to treat Severe VOD and expects to initiate that trial in the coming weeks.

Defibrotide to Prevent VOD

The Company recently initiated a Phase II/III trial with Defibrotide to prevent VOD in pediatric patients. The randomized study will include 270 pediatric patients undergoing SCT at 30 clinical sites in Europe and Israel and will evaluate the ability of Defibrotide to prevent VOD.

The Company plans to initiate a Phase II/III trial with Defibrotide to prevent VOD in adult patients in Europe during the second quarter of 2006 and in the U.S. by early 2007.

Debifrotide to Treat Multiple Myeloma

Defibrotide is the subject of an independent Phase I/II study to treat Multiple Myeloma (MM) in combination with Melphalan, Prednisone, and Thalidomide (MPT) that is underway at ten centers in Italy. This Phase I/II dose-escalating, multi-center, non-comparative, open label study is designed to assess the safety and the efficacy of Defibrotide with MPT regimen as a salvage treatment in advanced refractory MM patients. The Company intends to evaluate the results of this trial with its scientific advisors to determine what its clinical development plans are for this indication.

About Defibrotide
Defibrotide is a single-stranded DNA that protects the vascular endothelial cells, particularly those of small vessels, from damage and activation. After binding to endothelial cells, Defibrotide decreases cell adhesion and pro-coagulant activity of activated endothelial cells, and increases the fibrinolytic potential of endothelial cells. Defibrotide’s effects are predominately local within the vascular bed, and there is no significant effect on systemic coagulation. Its beneficial pharmacological effects are due to its anti-thrombotic, anti-inflammatory and anti-ischemic properties.

About VOD

VOD is a potentially life-threatening condition. The International Bone Marrow Transplant Registry estimated that approximately 45,000 people received blood and bone marrow transplants in 2002. Certain high dose chemotherapy and radiation therapies and stem cell transplantation (SCT) can damage cells of the blood vessels and result in VOD, a blockage of the small veins of the liver which can lead to liver failure and the failure of other organs (Severe VOD). SCT is a frequently used treatment following high dose chemotherapy and radiation therapy. Based on the Company’s review of more than 200 published papers it is estimated that approximately 20% of patients who receive SCT contract VOD. Approximately 80% of patients who contract Severe VOD die within 100 days of SCT. VOD is considered one of the most important and challenging complications of SCT. There currently are no approved therapies to treat or prevent VOD in the U.S or the E.U.

About Gentium

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat VOD, Fast Track designation by the U.S. FDA for the treatment of Severe VOD in recipients of stem cell transplants, and Orphan Drug designation by European Union regulators to treat and prevent VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(5) under the caption “Risk Factors.”

# # #